08028048

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

SEC FILE NUMBER
8- 65770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTH STREET SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 OLD SLIP, 11TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID DE BLASE (212) 824-0738
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPER, LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID DEBLASE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTH STREET SECURITIES, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD M. ANDREW
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AN6163244
Qualified In Queens County
My Commission Expires March 19, 2011

Signature

CFO
Title

Richard M. Andrew
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

SEC Mail Processing Section

FEB 29 2008

Washington, DC
101

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Managers and Member of South Street Securities LLC:

In planning and performing our audit of the financial statements of Street Securities LLC (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control

deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2008

South Street Securities LLC

Statement of Financial Condition
December 31, 2007

South Street Securities LLC
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers and Member
of South Street Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of South Street Securities LLC (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

South Street Securities LLC
Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	387,428
Receivable and deposits with clearing organization		1,450,477
Securities purchased under agreements to resell		2,025,027,514
Fixed assets, net		18,533
Other assets		413,123
Total assets	$	2,027,297,075
Liabilities and Member's Equity		
Liabilities		
Securities sold under agreements to repurchase	$	1,887,163,447
Accrued expenses		996,601
Total liabilities		1,888,160,048
Member's Equity		139,137,027
Total liabilities and member's equity	$	2,027,297,075

The accompanying notes are integral to this statement of financial condition.

1. Organization and Nature of Business

South Street Securities LLC ("South Street" or the "Company") is a limited liability company established in the state of Delaware. The Company is a registered broker-dealer subject to the rules and regulations of the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly National Association of Securities Dealers, Inc. The Company was formed to create and manage for its own account, a matched-book portfolio of repurchase agreements and reverse repurchase agreements transactions, including bond borrowing and related hedging activities (the "Repo Program").

The Company is a wholly owned subsidiary of South Street Securities Funding LLC ("SSSF" or the "Parent"), which owns the Member Interest in South Street. The Company, SSSF, Capital Markets Engineering & Trading LLC ("CMET LLC") and other third parties have entered into a Program Agreement dated April 19, 2004 and as amended thereafter, (collectively the "Program Agreement"), which details the business arrangement related to the Repo Program (Note 6). SSSF and CMET LLC are both wholly owned subsidiaries of CMET Finance Holdings Inc. ("CMET Finance").

2. Summary of Significant Accounting Policies

Cash
Cash consists of cash in banks which is held primarily at one major U.S. financial institution.

Depreciation and Amortization
Fixed assets consist of furniture, equipment, leasehold improvements, and computer software which are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life, generally 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of improvement or the life of the lease.

The Company has adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement requires that certain costs incurred for purchasing or developing software for internal use be capitalized as internal use software development costs.

Income Taxes
The Company is not subject to U.S. federal, state or local income taxes. Such taxes are the responsibility of the individual member. However, certain aspects of the Company's business are subject to New York City unincorporated business tax.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Purchased and Sold Under Agreements to Resell and Repurchase
Securities purchased under agreements to resell ("reverse repurchase agreement") and securities sold under agreements to repurchase ("repurchase agreement") are accounted for as collateralized financing transactions and are carried at contract value plus accrued interest. It is the policy of the

company to obtain possession of the collateral with market values equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under FASB Interpretation No. 41, "*Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*" ("FIN 41").

As of December 31, 2007, the Company has the right to sell or repledge all of the securities it has received under reverse repurchase agreements. Of this amount, all were repledged as of December 31, 2007. These repledged securities have been used in the normal course of business.

As of December 31, 2007, the company has accepted securities with market values of approximately $2,172,957,931 under resale agreements and pledged securities with market values of approximately $2,022,515,032 under repurchase agreements, prior to the application of FIN 41. The Company's counterparties to its repurchase agreements have the right by contract to sell or repledge the Company's pledged securities. As of December 31, 2007 the company had forward commitments to enter into reverse repurchase amounts of $287,411,250.

As part of the Company's matched-booked trading activities the Company enters into futures transactions to manage their interest rate risk. Balances related to such transactions are included in receivable from clearing organization. As at December 31, 2007, there are no open futures transactions.

3. Clearing Arrangement with FICC and Concentration of Credit Risk

The Company is a netting member of the Government Securities Division of the Fixed Income Clearing Corporation ("FICC"), an industry clearing house for resale and repurchase transactions.

At the end of each day, for every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. Accordingly, to the extent a counterparty does not fulfill its obligations any credit risk the Company has related to such transactions is with FICC. To date, the Company has cleared a substantial portion of its transactions through FICC on a fully disclosed basis.

At December 31, 2007, included in securities purchased under agreements to resell on the statement of financial condition are amounts under contracts with FICC, after FIN 41netting of $112,788,325, totaling $632,901,672. Customers whose individual balances account for 10% or more of total securities purchased under agreements to resell and securities sold under agreements to repurchase on the statement of financial condition are major financial institutions and have total balances of $542,460,305 and $1,181,670,088, respectively.

Securities purchased under agreement to resell are collateralized by obligations of the US Government and its agencies.

As of December 31, 2007, the Company has deposited approximately $6,098,228 of its securities related to the Company's repurchase agreements to the FICC.

4. Member's Equity

During the year ended December 31, 2007, the Company received $8,441,008 in aggregate capital contributions from SSSF.

5. Related Parties

Program Agreement

In accordance with the Program Agreement, the Company is required to make quarterly distributions to SSSF based upon (i) a return on certain obligations of SSSF (ii) certain expenses of SSSF and (iii) the Program Cash Flow, as defined in the Program Agreement.

The Company is required to pay to CMET LLC, the program administrator, an administrative fee which is accrued at a per annum rate equal to 2.8125% of the daily average outstanding principal amount of SSSF's junior and senior debt related to the Repo Program. As of December 31, 2007, $191,000 of administrator fees are included in accrued expenses on the accompanying statement of financial condition.

Data Processing

For the year ended December 31, 2007, the Company had incurred costs related to Data Processing that was provided by Matrix Applications, LLC, an entity that is a wholly-owned subsidiary of a shareholder of CMET Finance. Approximately $110,000 of these costs are included in accrued expenses in the accompanying statement of financial condition.

Due to these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties. These accompanying financial statements have been prepared from the separate records maintained by South Street, but may not necessarily be indicative of the conditions that would have existed, or the results of operations, if South Street had been operated as an unaffiliated entity.

6. Commitments and Contingencies

Services Arrangement

South Street is operating under the terms and conditions of the April 19, 2004, and as amended, Back-Up Services Agreement (the "Back Up Services Agreement") with a third party program servicer (the "Back Up Program Servicer") to provide South Street with various accounting, investment, compliances and operation functions. The Back Up Services Agreement has an initial term that commenced on August 1, 2005 and expires on April 19, 2011, with one year renewal terms available.

The Back Up Services Agreement calls for a fee of one basis point (.01%) per annum on the Daily Average Balance, as defined in the Back Up Services Agreement. The minimum payments for all subsequent contract years are $100,000 per month. For the year ended December 31, 2007, approximately $196,094 were included in accrued expenses in the accompanying statement of financial condition.

Software License and Technology Commitments

South Street has entered into a software license and maintenance agreement with a third party software vendor (the "Software Provider"), whereby the Software Provider agreed to provide certain software and maintenance services used to operate the Repo Program. The agreement provides for South Street to pay $50,000 monthly lease fee.

Operating Lease
The Company entered into a non-cancelable operating lease for its office space (the "Office Lease") with an affiliate of an economic interest holder of SSSF. Future minimum payments under this operating lease are as follows:

2008	$ 100,584
2009	100,584
2010	67,056
	$ 268,224

In accordance with the provision of the Office Lease, the monthly rent payments escalate over the term of the lease. Additionally, the company received a two-month rent abatement at the inception of the Office Lease.

General
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

7. Fair Value of Financial Instruments

All financial instruments are stated at fair value or amounts that approximate fair value due to their short term nature.

8. Net Capital Requirements

South Street is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Under Rule 15c3-1, South Street is required to maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2007, South Street had net capital of $137,347,749 which was $137,097,749 above its required net capital of $250,000.

The Company is subject to Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2007, the Company was not required to and did not hold any customer money or securities.

END